April 25, 2008

Via Electronic Submission

Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Peggy Kim, Attorney-Adviser

Re:	Telemig Celular Participações S.A.
Schedule TO-T filed April 8, 2008 by TCO IP S.A. and Vivo Participações S.A.
Schedule TO-T/A filed April 10, 2008 File No. 005-77947

Dear Ms. Kim:

On behalf of TCO IP S.A. (“TCO IP”) and Vivo Participações S.A. (“Vivo Participações” and together with TCO IP (the “Filing Persons”)), set forth below are the responses of the Filing Persons to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated April 21, 2008 (the “Comment Letter”), regarding the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Filing Persons in connection with their offer to purchase up to 7,257,020 preferred shares, including preferred shares represented by ADSs, of Telemig Celular Participações S.A. (the “Company”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2008 and Amendment No. 1 to the Schedule TO, which was filed on April 10, 2008. In connection therewith, the Filing Persons are hereby filing via EDGAR Amendment No. 2 to the Schedule TO, which incorporates the changes made in response to the Comment Letter.

For the convenience of the Staff, we have transcribed the comments being addressed and our clients’ response to each comment in sequence. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Schedule TO

Comment 1:
It appears that the bidders should have promptly filed a Schedule 13D when they acquired more than five percent of the target’s equity securities and should have amended that Schedule, as required under our rules. Refer to Rules 13d-1(a)

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April 25, 2008

and 13d-2(a). Please ensure that the bidders file on Schedule 13D immediately. Note that Schedule TO may be used to amend a previously-filed Schedule 13D only.

Response 1:
As of April 4, 2008, as disclosed in the Schedule TO, Vivo Participações owned 7,258,108 of the Company’s Common Shares, representing 53.899% of the Company’s outstanding Common Shares, and 969,932 of the Company’s preferred shares, representing 4.265% of the Company’s outstanding preferred shares.

Referring to Rule 13d-1(i), and the definition of “equity security” for purposes of Regulation 13D-G, we note that the Company’s Common Shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and, accordingly they are not an equity security subject to Regulation 13D-G and there is no obligation to have filed a Schedule 13D in respect of such securities.

We also note that, as described in the Company’s Annual Report for the year ended December 31, 2006 filed on Form 20-F, the Company’s preferred shares are non-voting except in certain limited circumstances, including (i) when the Company does not pay minimum dividends to such holders for three consecutive fiscal years, in which case such holders obtain temporary full voting rights until the minimum dividends are paid again, (ii) in respect of any change in the preferences or advantages of the preferred shares, or the creating of a class of shares having a priority over the preferred shares, or (iii) at general meetings in respect of amending or deleting the article in the Company’s by-laws that (A) provides for a shareholders’ meeting for approving the execution of long-term agreements between the Company and any related party, (B) relates to advance notice provision for extraordinary general shareholders’ meetings and (C) provides that the Company’s approval of a merger, spin-off, consolidation or dissolution of controlled companies must be guided by the equal treatment to all the companies involved.

Notwithstanding these limited voting rights, the Filing Persons believe that the preferred shares are non-voting securities for purposes of Regulation 13D-G because (i) the condition that

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April 25, 2008

would trigger temporary full voting rights described above (i.e., failure to pay minimum dividends for three consecutive fiscal years) has not occurred, (ii) the other limited voting rights are customary for non-voting preferred stock and are in respect of specific issues that might otherwise compromise the preferences and advantages of the Preferred Stock and (iii) the holders of Preferred Stock do not vote on matters that generally come before an annual or extraordinary meeting of shareholders, e.g., the election of directors or other similar matters that carry with them the potential to change or influence control of the Company.  Accordingly, the Filing Persons do not believe that there would be an obligation to file a Schedule 13D in respect of the preferred shares when they beneficially own 5% or more of the preferred shares.

Comment 2:
Please tell us what consideration was given to including Brasilcel N.V., Portugal Telecom, SGPS, S.A. and Telefonica S.A. as bidders in this tender offer.  We note that these entities are identified as controlling shareholders of named bidder Vivo Participações, which is described on page 35 of the offer to purchase as a “holding company.”  In addition to these entities, other persons or entities who control them may also need to be included as bidders in the tender offer.  Refer to the factors discussed in section II.D.2. of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included here.  To the extent you determine not to add additional bidders based on the factors presented there, please provide your analysis in your response letter.  To the extent that you add additional parties as bidders, be aware that you must include all of the disclosure required by Schedule TO as to such parties individually.  You may also be required to disseminate revised offer materials and to extend the length of the tender offer, depending in the materiality of any new information provided.

Response 2:
The Filing Persons have referred to the factors presented in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) (the “Outline”) and as well as the statement in the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether the

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April 25, 2008

entity’s control persons are bidders.”

Vivo Participações is an established entity with substantive operations and assets apart from those related to the tender offer.  As described in Vivo Participações’s Annual Report for the year ended December 31, 2007 filed on Form 20-F, Vivo Participações is a leading provider of cellular telecommunications in Brazil through its subsidiary Vivo, S.A. with consolidated net operating revenue in 2007 equivalent of US$6.4 billion, consolidated gross profit equivalent of US$3.0 billion and consolidated assets as of December 31, 2007 equivalent of US$10.2 billion.  The decision to launch the voluntary tender offer for the Company’s preferred shares was made by the board of directors of Vivo Participações acting solely on the behalf of Vivo Participações and the terms of the voluntary tender offer were decided by Vivo Participações and TCO IP and the requirements of applicable Brazilian and U.S. securities laws.

Referring to some of the specific factors in the Outline, Brasilcel N.V., Portugal Telecom, SGPS, S.A. and Telefonica S.A. (i) did not play any significant role in initiating, structuring, or negotiating the tender offer, (ii) are not acting together with the named bidders, (iii) do not control the terms of the offer, (iv) are not providing financing for the tender offer, or playing a primary role in obtaining financing, (v) did not form the nominal bidders, or cause them to be formed and (vi) the offer is not being made on their behalf.

Accordingly, the Filing Persons do not believe that any of Brasilcel N.V., Portugal Telecom, SGPS, S.A. and Telefonica S.A. should be added as additional bidders.

Comment 3:
We believe that the financial statements for the bidder TCO IP may be required pursuant to Item 10 of Schedule TO.  Instruction 3 to that item states that financial statements are not considered material when (a) the offer consideration consists solely of cash; (b) the offer is not subject to a financing condition; and either (c) the offeror is a public reporting company that files periodic reports via EDGAR or (d) the offer is for all outstanding securities of the subject class.  Here, although Vivo Participações is a public company, TCO is not a

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public company nor is the offer for all of the outstanding shares.  TCO IP is included as a bidder on the Schedule TO.  Further, TCO IP is not a recently-formed entity incorporated solely to effectuate the tender offer; your offer materials indicate that TCO IP has been in existence since November 21, 2000.  Therefore, please revise to include the financial statements for TCO IP or advise why those financial statements are not required pursuant to Item 10 of Schedule TO.

Response 3:
Item 10 provides that, if material, furnish the information required by Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer.  In this case the Filing Persons do not believe that this information is material to a security holder’s decision whether to sell, tender or hold the securities sought.  The Filing Persons recognize that they don’t fit squarely within the safe harbor of Instruction 3 to Item 10 but that does not change their judgment that this information is not material to a holder of the Company’s preferred shares.

The offer is a voluntary tender offer for up to 7,257,020 of the Company’s preferred shares, which are non-voting and which represent approximately one-third of the outstanding preferred shares.  The offer consideration consists solely of cash and the offer is not conditioned upon any financing or financing arrangements.  The funds to purchase the preferred shares pursuant to the offer and pay related expenses will be obtained from TCO IP general corporate funds and to the extent that TCO IP does not have sufficient funds the funds will come from general corporate funds of Vivo Participações, and Vivo Participações has agreed to provide sufficient funds to TCO IP if needed.

This disclosure will be amended in Amendment No. 2 to the Schedule TO.

The Filing Persons note that, as of March 31, 2008, Vivo Participações had corporate funds equivalent of US$1.3 billion.

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April 25, 2008

Offer to Purchase

Comment 4:
We note your disclosure relating to your belief that the offers will not cause the remaining ADS to no longer be traded on the NYSE or to result in the termination of the registration of the ADS.  However, Rule 13e-3 applies at the first step in a series of transactions intended to cause or reasonably likely to cause one of the effects listed in Rule 13e-3(a)(3)(ii).  Please confirm in your response letter that this offer is not the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Response 4:
The Filing Persons confirm that this offer is a voluntary offer under Brazilian law, the purpose of which is to allow the shareholders of Vivo Participações who wish to do so to sell preferred shares and/or ADSs.  Since the offer is limited to a maximum of approximately one-third of the outstanding preferred shares (including those in the form of ADSs) the Filing Persons do not believe that the offer will affect the listing or the SEC registration of the preferred shares or ADSs.  The Filing Persons also confirm that they do not have any current plans to undertake any other transaction or action that would cause the offer to be the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Summary Term Sheet, page 2

How much are you offering to pay and what is the form of payment?, page 4

Comment 5:	Indicate the form of payment (U.S. dollars or Brazilian Reais) to be received by U.S. persons who tender preferred shares not held in ADR form.

Response 5:
The U.S. shareholders tendering preferred shares not held in ADR form will receive Brazilian reais through their Brazilian brokers.
This requested disclosure will be added in Amendment No. 2 to the Schedule TO.

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April 25, 2008

The Offer, page 14

Comment 6:
Refer to the disclosure in the first full paragraph on page 15.  You state there that you will extend and allow the offer to expire within ten business days of an increase in the number of preferred shares you are offering to purchase of “more than 2%.”  Please explain this limitation, given the requirements of Rule 14e-l(b) applicable to third-party offers.

Response 6:
This limitation is based on the proviso to Rule 14e-1(b), which states that “the acceptance for payment of an additional amount of securities not to exceed two percent of the class of securities that is the subject of the tender offer shall not be deemed to be an increase.”

Comment 7:
In the same paragraph, you state that you will extend the offer after certain material changes in its terms, including changes in the offer price, “to the extent permitted under applicable Brazilian laws and regulations.”  We direct your attention to Rule l4e-l(b), referenced in the preceding paragraph, and Rule 14d-4(d), both of which rules set forth certain minimum time periods during which an offer must remain open after material changes in its terms.  Will Brazilian laws conflict with these requirements?  If so, how will you handle this conflict?  Please revise or advise.

Response 7:
The Filing Persons have confirmed that Brazilian laws will not conflict in this case with the U.S. tender offer rules setting forth certain minimum time periods during which an offer must remain open after material changes in its terms.

The disclosure will be revised or supplemented in Amendment No. 2 to the Schedule TO to indicate that any such extensions will also be in compliance with the U.S. tender offer rules.

Comment 8:
Tell us in your response letter, with a view to further disclosure if necessary, whether preferred shareholders who do not tender into the offer, or those whose shares are not purchased because of pro ration, will have the right to “put” their shares to the bidder if the offer is successfully consummated.  We may have additional comments.

Response 8:	The Filing Persons confirm that holders of preferred shares

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who do not tender in the offer, or whose shares are not purchased because of pro ration, will not have any right to “put” their preferred shares to the bidder if the offer is successfully consummated.

Acceptance for Payment and Payment, page 16

Comment 9:
In the second-to-last paragraph, we note that you reserve the right to transfer or assign the right to purchase preferred shares in this offer.  Please confirm your understanding that any entity to whom you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.  See comment 2 above.

Response 9:	The Filing Persons confirm their understanding that any entity to whom they assign the right to purchase shares in this offer would need to be included as a bidder in the offer.

Certain Tax Considerations, page 23

Comment 10:
Refer to page 25 of the offer materials.  There, you note that the tax consequences for tendering preferred shareholders will vary, depending on whether Telemig Holdings is or was a passive foreign investment company during the tax year in which the tendered shares were held.  How can tendering holders and their representatives make this determination, since it is determined by the nature and sources of the income of Telemig Holdings for the applicable period?  Please revise to provide more information that may assist tendering holders in making this determination, or advise.

Response 10:
In response to the Staff’s comment, the Filing Persons have revised the third paragraph from the top on page 25 regarding the passive foreign investment company discussion to the following:

“A U.S. Holder may have different consequences if Telemig Holdings is or was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year during which the U.S. Holder held the preferred shares or ADSs.  In general, a non-U.S. corporation is considered a PFIC

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for any taxable year in which (i) 75 percent or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50 percent or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  For these purposes, a non-U.S. corporation that directly or indirectly owns at least 25 percent by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation.  If a non-U.S. corporation is a PFIC for any year during which a U.S. Holder holds its shares or ADSs, it will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the U.S. Holder holds its shares or ADSs even if the non-U.S. corporation’s assets and income cease to meet the threshold requirements for PFIC status.

Because PFIC status depends on the composition of a company’s assets and income for each taxable year, which cannot be determined until after the close of the taxable year, and because a significant portion of the assets of Telemig Holdings consists of cash or cash equivalents, which are generally considered passive assets, there is no guarantee that Telemig Holdings is not a PFIC for the current taxable year.  In addition, there is no guarantee that Telemig Holdings was not a PFIC in any prior taxable year during which a U.S. Holder held its preferred shares or ADSs.  U.S. Holders should consult their tax advisers regarding the PFIC status of Telemig Holdings for the periods during which they have held their preferred shares or ADSs and as to the U.S. federal income tax consequences to them of participating in the Offer if Telemig Holdings is or was a PFIC.”

Valuation Report, page 31

Comment 11:
We note that you have chosen to include some information about the valuation report prepared by BES; please revise to include all of the disclosure necessary for a security holder to properly evaluate the report.  We note that the description of the analyses prepared by BES includes information about certain values used by BES.  Please revise the disclosure in your filing to provide additional disclosure about each method

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of analysis and the underlying data used to calculate these values.  For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated.  It also may be useful for security holders if this additional information is disclosed in tabular format.

Response 11:
The Filing Persons note that an English translation of the Valuation Report has been filed as Exhibit-99(A)(5)(D) to the Schedule TO, the Valuation Report contains detailed information about the analyses prepared by BES and the Valuation Report section of the Schedule TO urges holders of preferred shares to read carefully the full text of the Valuation Report.

While the Filing Persons believe that, between the summary of the Valuation Report in the Offer to Purchase and the Valuation Report itself, holders of preferred shares have the necessary information to evaluate such report, in response to the Staff’s comment, the disclosure in the Offer to Purchase will be supplemented in Amendment No. 2 to the Schedule TO with additional information from the Valuation Report.

Comment 12:
Please describe the companies and transactions that met the selection criteria established by BES in conducting the market multiple and premium analyses.  Please revise the disclosure in your filing to disclose the companies and transactions excluded and to provide the reasons why those companies or transactions were excluded.

Response 12:
The companies used in the comparable companies market multiples analysis are described on page 10 of the Valuation Report, i.e., Vivo, Tim, Tele Norte Celular Participacoes and Amazonia Celular.  The transactions used in the comparable companies premium analysis are described on page 11 of the Valuation Report.

In response to the Staff’s comments, the disclosure in the Offer to Purchase will be supplemented in Amendment No. 2 to the Schedule TO with additional information from the English version of the Valuation Report describing the basis on which BES selected the relevant companies or transactions and did not include others.

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Source and Amount of Funds, page 36

Comment 13:
We note that some of the funds used to purchase tendered shares and ADS are from existing credit facilities.  Please revise to include the information required by Item l007(d) or Regulation M-A about these credit facilities.  Refer to Item 7 of Schedule TO.  In addition, please file these credit facility agreements.  Refer to Item 1016(b)of Regulation M-A.

Response 13:
TCO IP and Vivo Participações have sufficient funds in their general corporate funds to purchase the preferred shares pursuant to the offer and pay related expenses. None of the funds will be coming from borrowings under any existing credit facilities. This disclosure will be amended in Amendment No. 2 to the Schedule TO.

Conditions of the Offer, page 39

Comment 14:
Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  Many of your offer conditions are so broadly drafted as to make their scope difficult to determine; it is not apparent that shareholders of Telemig can understand what events or non-events would “trigger” the listed offer conditions, allowing you to abandon the offer.  Please revise generally, providing examples or making other modifications to this

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section.

Response 14:
The items under clause (1) of the conditions of the offer are all intended to be qualified by the initial lead-in language of clause (1), i.e,. “a change in the businesses, conditions, revenues, operations or share ownership of Telemig Holdings or its direct or indirect subsidiaries that is or may be reasonably expected to be materially adverse to Telemig Holdings or any of its direct or indirect subsidiaries, as a result of any of the following:”.

The Filing Persons acknowledge that with these words missing from the lead-in and the formatting of the items under clause (1) this could be confusing and the disclosure will be revised accordingly in Amendment No. 2 to the Schedule TO.

With the revised disclosure, the Filing Persons believe that the standard for these closing conditions, i.e., “that is or may be reasonably be expected to be materially adverse”, is one that security holders are familiar with and the list of items that might implicate the condition are limited to ones that would have the effect referred to above and derive from (1) the issuance of any act by any governmental authority that has one of the enumerated effects, (2) the outbreak of war or civil or political unrest inside or outside of Brazil, and (3) the occurrence of a natural disaster or any other external factor that causes significant damage as described in the condition.

The Filing Persons do not believe that these conditions are within the direct or indirect control of the bidder other than a determination as to whether the occurrence of any of the specified events is or may be reasonably expected to be materially adverse to Telemig Holdings or any of its direct and indirect subsidiaries.   The Filing Persons further believe that these conditions are consistent with the closing conditions of other U.S. tender offers (e.g., no material adverse change, etc.)

The text of the amended condition (1) is included below for your reference:

(1)	a change in the businesses, conditions, revenues, operations or share ownership of Telemig Holdings or its direct or indirect subsidiaries that is or may be reasonably expected to be materially adverse to Telemig Holdings or any of its direct or indirect subsidiaries, as a result of any

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of the following events:

(a)	the issuance of any act by any governmental authority (including, without limitation, the executive, legislative and judiciary branches) that:

(A)
challenges, restricts or limits our ability to carry out the tender offer for preferred shares of Telemig Holdings, to hold preferred shares of Telemig Holdings, to acquire additional preferred shares of Telemig Holdings, or to exercise the rights inherent thereof or to receive distributions thereunder;

(B)	terminates or amends the terms and conditions of any license, authorization or concession granted for the conduct of the businesses of Telemig Holdings or its direct or indirect subsidiaries;

(C)	expropriates, confiscates or limits the free disposal of the assets of Telemig Holdings or any of its direct or indirect subsidiaries;

(D)
reduces tariffs or rates for services charged by Telemig Holdings or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden Telemig Holdings or its direct or indirect subsidiaries; or

(E)	suspends, restricts or limits transactions in the foreign exchange market or the flow of funds into or out of Brazil;

(b)	the outbreak of war or civil or political unrest inside or outside Brazil; or

(c)	the occurrence of a natural disaster (including, without limitation, earthquake, flood or other similar event) or any other external factor that causes significant damage to:

(A)
the infrastructure, communication systems or public utilities in the states where Telemig Holdings or any of its direct or indirect subsidiaries provide services or in any other relevant areas of Brazil; or

(B)	the assets of Telemig Holdings or any of its direct or indirect subsidiaries in a manner that affects the ordinary course of their respective businesses.

Comment 15:	See our last comment above. In particular, please revise the condition regarding any act by any governmental authority that “questions” your ability to carry out the tender offer since it is

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unclear how these actions could be objectively determined.

Response 15:
See Response 14 above.

The closing conditions are an English translation of the equivalent Brazilian closing conditions for the Brazilian voluntary tender offer.  In Amendment No. 2 to the Schedule TO, the word “questions” will be changed to “challenges”, which reflects a more accurate translation.  The Filing Persons believe that, in this context, “challenges, restricts or limits” has a meaning similar to “restricts or limits or seeks to restrict or limit”.

Comment 16:
All offer conditions, except regulatory conditions necessary to the consummation of the offer, must be satisfied or waived as of the expiration of the offer.  It does not appear that this is the case in your offer.  The listed offer expiration date is May 9th and the auction is scheduled for May 12th; however, the last sentence in this section appears to indicate that the offer conditions must be satisfied as of May 10th.  Please revise or advise.

Response 16:
The Filing Persons acknowledge that there was some confusion in Section 12 of the Schedule TO and they confirm that the offer conditions must be satisfied or waived as of 8:00 a.m., New York City time, on the second business day prior to the Auction Date, i.e., May 8, 2008.  The disclosure will be amended in Amendment No. 2 to the Schedule TO.

The Filing Persons acknowledge that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Diane Kerr at 212-450-4529 with any questions on the foregoing.

Very truly yours,

John Knight